SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

ACXIOM CORPORATION

(Name of the Issuer)

Acxiom Corporation

Axio Acquisition Corp.

Axio Holdings LLC

ValueAct Capital Master Fund, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number of Class of Securities)

Acxiom Corporation 1 Information Way Little Rock, Arkansas 72202 Attn: Jerry C. Jones Business Development/ Legal Leader (501) 342-1000	Axio Acquisition Corp. Axio Holdings LLC ValueAct Capital Master Fund, L.P. 435 Pacific Avenue, 4th Floor San Francisco, California 94133 Attn: Allison Bennington, General Counsel (415) 362-3700
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:
Selim Day Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 (212) 999-5800	Michael S. Ringler Wilson Sonsini Goodrich & Rosati Professional Corporation 1 Market Street, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Christopher G. Karras Lisa C.S. Burnett Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 (215) 994-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,993,367,295.83	$61,196.38

(1)	Pursuant to an Agreement and Plan of Merger by and among Axio Holdings LLC, Axio Acquisition Corp. and the Registrant dated as of May 16, 2007, Axio Acquisition Corp. will merge with and into the Registrant and each outstanding share of Acxiom common stock shall be converted into the right to receive $27.10, without interest, except for shares that are owned by the Registrant as treasury stock or owned by Axio Holdings LLC or any wholly owned subsidiary of Axio Holdings LLC which will be cancelled without any payment therefor, or shares of Acxiom common stock owned by any direct or indirect wholly owned subsidiary of the Registrant, which shall remain outstanding. ValueAct Capital Master Fund, L.P., a stockholder of Acxiom, plans to contribute 10,329,711 shares of Acxiom common stock to Axio Holdings LLC immediately prior to the merger in exchange for membership interests in Axio Holdings LLC. Each holder of options to acquire shares of Acxiom common stock shall be entitled to receive, in consideration of the cancellation of such stock options, an amount (less any applicable taxes) equal to the product of (i) the excess of $27.10 per share of common stock over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option. Each holder of warrants to acquire shares of Acxiom common stock shall be entitled to receive upon exercise an amount (less any applicable taxes) equal to the product of (i) the excess of $27.10 over the exercise price per share of common stock subject to such warrant, multiplied by (ii) the total number of shares subject to such warrant. Each holder of restricted stock units shall be entitled to receive an amount (less any applicable taxes) equal to the product of $27.10 per share of common stock underlying the restricted stock units multiplied by $27.10. As of June 12, 2007, there were 80,320,683 shares of Acxiom common stock outstanding, 8,453,082 shares of Acxiom common stock subject to outstanding stock options with a weighted average exercise price that is less than $27.10 per share, with a weighted-average exercise price of $19.14 per share, 1,475,830 shares of Acxiom common stock subject to outstanding warrants, with a weighted average exercise price of $16.01 per share, and restricted stock units with respect to 477,000 shares of Acxiom common stock. The filing fee was determined by adding (w) the product of (i) the number of issued and outstanding shares of Acxiom common stock and (ii) the transaction consideration of $27.10 per share of Acxiom common stock that are proposed to be acquired in the transaction (calculated by subtracting 10,329,711 from 80,320,683), plus (x) the product of (1) the total number of shares of Acxiom common stock subject to outstanding stock options with an exercise price that is less than $27.10 per share multiplied by (2) the excess of $27.10 over the weighted average exercise price for such stock options, plus (y) the product of (1) the total number of shares of Acxiom common stock subject to outstanding warrants multiplied by (2) the excess of $27.10 per share of common stock over the weighted average exercise price per share of common stock subject to such warrants, plus (z) the transaction consideration of $27.10 per share of restricted stock units with respect to Acxiom common stock that are proposed to be acquired in the transaction ((w), (x), (y) and (z) together, the “Merger Consideration”). The filing fee was calculated in accordance with Regulation 240.0-11 under the Exchange Act, by multiplying the Merger Consideration by 0.0000307.

☒	Check box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,196.38

Form or Registration No.: Schedule 14A

Filing Party: Acxiom Corporation

Date Filed: June 27, 2007

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Statement”) is being filed by (1) Acxiom Corporation, a Delaware corporation (the “Company” or “Acxiom”), the issuer of common stock, par value $0.10 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Axio Holdings LLC, A Delaware limited liability company (“Parent”) and (3) Axio Acquisition Corp., a Delaware corporation (“Axio Acquisition Corp.”), and (4) ValueAct Capital Master Fund, L.P. (“ValueAct Capital”). Axiom, Parent, Axio Acquisition Corp., and ValueAct Capital are sometimes referred to herein collectively as the “Filing Persons,” although each Filing Person expressly disclaims any obligation to file this Statement. This Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 16, 2007, between the Company, Parent and Axio Acquisition Corp.

Pursuant to the Merger Agreement, Axio Acquisition Corp. will merge with and into the Company, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent (the “Merger”). In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive $27.10 in cash, without interest, other than (i) shares held in the treasury of the Company or owned by Parent or Axio Acquisition Corp. immediately prior to the effective time of the Merger, which will be cancelled without payment thereon, (ii) shares that are owned by any wholly owned subsidiary of the Company, which will remain outstanding, and (iii) shares held by stockholders who are entitled to and who properly exercise and perfect appraisal rights in compliance with all of the required procedures under Delaware law. If the merger is completed, unless otherwise agreed between a holder and Parent, all outstanding options to purchase shares of Acxiom common stock outstanding, including options assumed in prior acquisitions, and not exercised prior to the merger will vest and be cancelled and converted into the right to receive a cash payment equal to the number of shares of Acxiom common stock underlying the options multiplied by the amount, if any, by which $27.10 exceeds the option exercise price, without interest and less any applicable withholding taxes. Each outstanding warrant exercisable for shares of Acxiom common stock granted and not exercised prior to the merger shall be converted into the right to receive, upon the valid exercise thereof, a cash payment equal to the number of shares of Acxiom common stock underlying the warrants multiplied by the amount, if any, by which $27.10 exceeds the warrant exercise price, without interest and less any applicable withholding taxes, if any. Unless otherwise agreed between a holder and Parent, all shares of restricted stock or Acxiom stock based awards such as restricted stock units, will vest and be cancelled and converted into the right to receive a cash payment equal to the number of shares of restricted Acxiom common stock or the number of shares of Acxiom common stock underlying such Acxiom stock based award, in each case multiplied by $27.10, without interest and less any applicable withholding taxes.

As a result of the Merger, current stockholders of the Company, other than ValueAct Capital and certain executive officers and other members of senior management who may be given the opportunity to contribute a portion of their equity interests to Parent or Axio Acquisition Corp. prior to the Merger, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding at least two-thirds of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Axiom is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Acxiom within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Acxiom Corporation

1 Information Way

Little Rock, AR 72202

(501) 342-1000

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING – Record Date, Outstanding Shares and Voting Rights”

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Share Ownership of Management and Certain Beneficial Owners”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Prior Purchases and Sales of Acxiom Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)	Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Parties to the Merger”

“SUMMARY TERM SHEET – The Merger”

“THE PARTIES TO THE MERGER”

“SPECIAL FACTORS – Effects of the Merger”

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Directors and Officers of Acxiom”

“IMPORTANT INFORMATION REGARDING MERGER SUB, PARENT AND THE VALUEACT FILERS”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Parties to the Merger”

“SUMMARY TERM SHEET – The Merger”

“THE PARTIES TO THE MERGER”

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Directors and Officers of Acxiom”

“IMPORTANT INFORMATION REGARDING MERGER SUB, PARENT AND THE VALUEACT FILERS”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Directors and Officers of Acxiom”

“IMPORTANT INFORMATION REGARDING MERGER SUB, PARENT AND THE VALUEACT FILERS”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS”

“THE SPECIAL MEETING – Quorum; Vote Required”

“THE MERGER AGREEMENT”

“VALUEACT MASTER FUND VOTING AGREEMENT”

“LIMITED GUARANTEES”

“SECOND AMENDMENT TO ACXIOM’S STOCKHOLDER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

ANNEX C—Voting Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Financing”

“THE MERGER AGREEMENT – Treatment of Stock Options and Other Awards”

“THE MERGER AGREEMENT – Indemnification and Insurance”

“VALUEACT MASTER FUND VOTING AGREEMENT”

ANNEX A—Agreement and Plan of Merger

ANNEX C—Voting Agreement

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“RIGHTS OF APPRAISAL”

ANNEX B—Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Prior Purchases and Sales of Acxiom Common Stock”

(b), (c)	Significant Corporate Events; Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Acxiom after the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Arrangements with Respect to Parent Following the Merger”

“THE MERGER AGREEMENT”

“VALUEACT MASTER FUND VOTING AGREEMENT”

“LIMITED GUARANTEES”

“SECOND AMENDMENT TO ACXIOM’S STOCKHOLDER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

ANNEX C—Voting Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Acxiom after the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“VALUEACT MASTER FUND VOTING AGREEMENT”

“LIMITED GUARANTEES”

“SECOND AMENDMENT TO ACXIOM’S STOCKHOLDER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

ANNEX C—Voting Agreement

Item 6.	Purpose of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Effects of the Merger”

“THE MERGER AGREEMENT – Merger Consideration”

“THE MERGER AGREEMENT – Treatment of Stock Options and Other Awards”

ANNEX A—Agreement and Plan of Merger

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purpose, Reasons and Plans for Acxiom after the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“VALUEACT MASTER FUND VOTING AGREEMENT”

“SECOND AMENDMENT TO ACXIOM’S STOCKHOLDER AGREEMENT”

ANNEX A—Agreement and Plan of Merger

ANNEX C—Voting Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Acxiom after the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Recommendations”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinions of Stephens and Merrill Lynch”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Effects of the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Acxiom after the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS – Estimated Fees and Expenses”

“THE MERGER AGREEMENT”

“RIGHTS OF APPRAISAL”

ANNEX A—Agreement and Plan of Merger

ANNEX B—Section 262 of the General Corporation Law of the State of Delaware

Item 8.	Fairness of the Transaction

Regulation M-A 1014

(a), (b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinions of Stephens and Merrill Lynch”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

ANNEX D—Opinion of Stephens Inc.

ANNEX E—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“THE SPECIAL MEETING – Quorum; Vote Required”

“THE MERGER AGREEMENT – Conditions to the Merger”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Opinions of Stephens and Merrill Lynch”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Provisions for Unaffiliated Security Holders”

ANNEX D—Opinion of Stephens Inc.

ANNEX E—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

Regulation M-A Item 1015

(a), (b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Opinion of Financial Advisors”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Projected Financial Information”

“SPECIAL FACTORS – Opinions of Stephens and Merrill Lynch”

ANNEX D—Opinion of Stephens Inc.

ANNEX E—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing”

“SPECIAL FACTORS – Regulatory Approvals”

“THE MERGER AGREEMENT – Financing”

“THE MERGER AGREEMENT – Conditions to the Merger”

“LIMITED GUARANTEES”

ANNEX A—Agreement and Plan of Merger

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Termination Fees”

“SPECIAL FACTORS - Financing”

“SPECIAL FACTORS – Estimated Fees and Expenses”

“THE MERGER AGREEMENT – Termination Fees and Expenses”

ANNEX A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – Interests of Certain Persons in the Merger”

“SUMMARY TERM SHEET – Share Ownership and Voting Intention of Certain Directors and Executive Officers”

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Share Ownership of Management and Certain Beneficial Owners”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Share Ownership of Management and Certain Beneficial Owners”

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Prior Purchases and Sales of Acxiom Common Stock”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT”

“VALUEACT MASTER FUND VOTING AGREEMENT”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Acxiom after the Merger

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING – Quorum; Vote Required”

“VALUEACT MASTER FUND VOTING AGREEMENT”

ANNEX C—Voting Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING – Acxiom Board Recommendation”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Position of Parent, Merger Sub and ValueAct Capital as to Fairness”

“SPECIAL FACTORS – Purpose and Reasons for the Merger of Parent, Merger Sub and the ValueAct Filers”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Acxiom after the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

Item 13.	Financial Information

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“OTHER IMPORTANT INFORMATION REGARDING ACXIOM – Selected Historical Financial Data”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a), (b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Estimated Fees and Expenses”

“THE SPECIAL MEETING – Solicitation of Proxies; Expenses”

Item 15.	Additional Information

Regulation M-A Item 1011

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

Exhibit Number	Description
(a)(1)	Letter to Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement

(a)(2)	Notice of Special Meeting of Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement

(a)(3)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2007, incorporated herein by reference to the Proxy Statement

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement

(b)(1)	Bank Facilities Commitment Letter, dated May 16, 2007, and amended and restated as of June 19, 2007, among Axio Holdings LLC, UBS Loan Finance LLC and UBS Securities LLC

(c)(1)	Fairness Opinion of Stephens Inc., dated May 16, 2007, incorporated herein by reference to Annex D to the Proxy Statement

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 16, 2007, incorporated herein by reference to Annex E to the Proxy Statement

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2007, between Acxiom Corporation, Axio Holdings LLC and Axio Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Limited Guarantee, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(3)	Equity Commitment Letter, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(4)	Voting Agreement, dated as of May 16, 2007, among Axio Holdings LLC and ValueAct Capital Master Fund, L.P., incorporated herein by reference to Annex C to the Proxy Statement

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex B of the Proxy Statement

(g)	None

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ACXIOM CORPORATION

Date: June 27, 2007	By:	/s/ Jerry C. Jones
	Name:	Jerry C. Jones
	Title:	Officer

AXIO ACQUISITION CORP.

Date: June 27, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	President

AXIO HOLDINGS LLC

Date: June 27, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	President

VALUEACT CAPITAL MASTER FUND, L.P.

	BY:	VA PARTNERS, LLC, its General Partner

Date: June 27, 2007	By:	/s/ Jeffrey W. Ubben
	Name:	Jeffrey W. Ubben
	Title:	Managing Member

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Letter to Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement

(a)(2)	Notice of Special Meeting of Stockholders of Acxiom Corporation, incorporated herein by reference to the Proxy Statement

(a)(3)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 27, 2007 incorporated herein by reference to the Proxy Statement

(a)(4)	Form of proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement

(b)(1)	Bank Facilities Commitment Letter, dated May 16, 2007, and amended and restated as of June 19, 2007, among Axio Holdings LLC, UBS Loan Finance LLC and UBS Securities LLC

(c)(1)	Fairness Opinion of Stephens Inc., dated May 16, 2007, incorporated herein by reference to Annex D to the Proxy Statement

(c)(2)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 16, 2007, incorporated herein by reference to Annex E to the Proxy Statement

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2007, between Acxiom Corporation, Axio Holdings LLC and Axio Acquisition Corp., incorporated herein by reference to Annex A to the Proxy Statement

(d)(2)	Limited Guarantee, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(3)	Equity Commitment Letter, dated May 16, 2007, of ValueAct Capital Master Fund, L.P.

(d)(4)	Voting Agreement, dated as of May 16, 2007, among Axio Holdings LLC and ValueAct Capital Master Fund, L.P., incorporated herein by reference to Annex C to the Proxy Statement

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex B of the Proxy Statement

(g)	None